  ENDO-ALIGNED FORMULATIONS
LICENSE AND MANUFACTURING AGREEMENT

This Agreement (“Agreement”) is entered into on September 28, 2021, by and between Endocanna Health, Inc. a California Corporation, having its principal place located at 4116 W. Magnolia Blvd., Suite 100, Burbank, California 91505 (“Manufacturer”) and Greenfield Groves Inc. company, having is principal place of business at 18575 Jamboree Road #6, Irvine, California 92612 (“Buyer”).   Manufacturer and Buyer are sometimes referred to herein individually as a “Party” or collectively as the “Parties.”

RECITALS

A.
Manufacturer is in the business of producing, distributing, and selling: (i) “Endo-Aligned” cannabinoid formulations (“Addative”) and certain products manufatured by using the Addative, (the “Products”), (ii) EndoDNA™ test kits (“EndoDNA Kits”) and (iii) DNA endocannabinoid genetic reports (“EndoDNA Reports”), which analyze SNPs, Single Nucleotide Polymorphisms, pronounced “SNIPS”, in DNA to detect biological similarities or differences among people.

B.
Manufacturer and Buyer wish to enter into this Agreement in order to establish the general terms, which may be finalized in subsequente mutually agreeed upon Attachements hereto  for 1) a distriubtion relationship of existing Manufacturer branded products; and 2) a private label production and supply relationship between them with respect to the Products and EndoDNA Kits, including terms hereinafter set forth and to establish terms, conditions and procedures for the production of the Products and EndoDNA Kits bearing Customer’s trademark, trade dress, graphics, packaging designs and artwork and other Customer branding intellectual property (collectively, “Buyer Brand Attributes”).

C.
Buyer desires to purchase from Manufacturer, and Manufacturer desires to sell to Buyer, such quantities of Products and EndoDNA Kits as Buyer or Buyer’s end customers (“End Customers”) may order from time to time, either of current Manufacturer branded products or as configured by Buyer with the Buyer Brand Attributes. Additionally, Buyer desires to obtain, and Manufacturer desires to grant to Buyer, a non-exclusive license to use the Products, EndoDNA Kits and EndoDNA Reports in connection with the production, packaging, and sale of the Products and EndoDNA Kits, which will either bear the current Manufacturer brand atributes or the Customer Brand Attributes pursuant to the terms of this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Manufacturer and Buyer, intending to be legally bound hereby, agree as follows:

1. AGREEMENT EFFECTIVE DATE, WORK, LICENSE

1.1 AGREEMENT EFFECTIVE DATE: The “Effective Date” of this Agreement shall be the Agreement shall be the date first set forth above.

1.2 WORK:

(a) During the Term of this Agreement, Manufacturer will: (i) manufacture for and supply to Buyer Products that either bear the current Manufacturer brand atributes or bear Buyer Brand Attributes, (ii) sell and deliver to End Customers EndoDNA Kits that either bear the current Manufacturer brand atributes or bear Buyer Brand Attributes, and (iii) generate and deliver the End Customer EndoDNA Reports. Buyer shall provide to Supplier master copies of the Buyer Brand Attributes for use by Manufacturer and Manufacturer’s authorized suppliers in production of Products and EndoDNA Kits labels and packaging. Manufacturer may also affix Manufacturer trademarks and workmarks on such labels and packaging (e.g. “Powered by Endocanna” or similar).  All final packaging shall be approved by both Parties prior to any sales, marketing, advertising or other publications of any Products or EndoDNA Kits pursuant to this Agreement.

(b) Manufacturer will be responsible for procuring components, materials, equipment and other supplies, and to manufacture, assemble, test and deliver Product and EndoDNA Kits pursuant to specifications, workmanship standards and quality requirements for each Product and EndoDNA Kit. However, Buyer may require that some Products contain certain components, materials, which shall be provided by Buyer, for use in the Products, as specified in Attachment D, which may be mutually amended over time by the Parties.

(c) The specifications, cost, payment procedure for each Product and EndoDNA Kits shall be set forth in Attachment A, which may be mutually amended over time by the Parties.

1.3 LICENSE:

(a)  Manufacture License: Manufacturer hereby grants to Buyer, while this Agreement is in effect, and solely in connection with production of the Products and EndoDNA Kits sold to Buyer (or Buyer’s End Customers) a nonexclusive, limited, royalty-free, nontransferable license to (i) use Manufacturer’s trademark, trade dress, and any other graphics provided by manufacturer to Buyer, (ii) use, market, and sell Products and EndoDNA Kits that bear Buyer Brand Attributes on Product  and EndoDNA Kit packaging and (iii) utilize and publish, through the Buyer’s website, the EndoDNA Reports for use by Buyer’s End Customers.

(b) Acknowledgement of Manufacturer’s Rights With Respect to the Products, EndoDNA Kits and EndoDNA Reports. All rights not expressly granted above are hereby reserved by and to Manufacturer, and for avoidance of doubt, Buyer acknowledges and agrees that as between Manufacturer and Buyer, Manufacturer is and shall remain the sole and exclusive owner of all intellectual property rights with respect to the Additives, the Products, the EndoDNA Kits and the EndoDNA Reports other than the Buyer Brand Attributes (collectively, the “Endo Production Rights”), and that Manufacturer retains the right to produce, market, distribute, use, market and sell the Additives, Products, the EndoDNA Kits and the EndoDNA Reports without the Buyer Brand Attributes anywhere worldwide. Buyer acknowledges and agrees that all rights, title and interest with respect to any Endo Production Rights or any other intellectual property that Buyer may in the future own by operation of law relating to the Additives, Products, the EndoDNA Kits, and EndoDNA Reports or any modifications or improvements thereof (other than the Buyer Brand Attributes) are hereby assigned and shall be assigned by Buyer to Manufacturer and that Buyer shall not acquire any ownership interest with respect to any Endo Production Rights or any other intellectual property pertaining to the Products, the EndoDNA Kits, and EndoDNA Reports (other than the Buyer Brand Attributes) through this Agreement or otherwise. Buyer shall fully cooperate with Manufacturer in Manufacturer’s efforts to maintain, expand and enforce Manufacturer’s rights with respect to the Endo Production Rights. Buyer will not on its behalf or on behalf of any other party, in any country or jurisdiction, register or attempt to register any Endo Production Rights. Buyer will not do or permit to be done or assist any third party in taking any action which will in any way impair Supplier’s ownership of and rights in and to the Endo Production Rights. Buyer will not contest or assist any other party in contesting the validity of Supplier’s ownership of the Endo Production Rights.

(c) License of Buyer Brand Attributes. Buyer hereby grants to Manufacturer, while this Agreement is in effect, a nonexclusive, limited, royalty-free, nontransferable license to use Buyer Brand Attributes solely in connection with production of the Products and EndoDNA Kits sold to Buyer and Buyer’s end customers, as the case may be, and Manufacturer, shall have the right to grant a sublicense to its authorized manufacturers for the Products and EndoDNA Kits in order for the such Products and EndoDNA Kits to be manufactured bearing the Buyer Brand Attributes for sale to Buyer.

(d) Acknowledgement of Buyer’s Rights With Respect to the Buyer Brand Attributes. Manufacturer acknowledges and agrees that as between Manufacturer and Buyer, that Buyer is and shall remain the sole and exclusive owner of all intellectual property rights with respect to the Buyer Brand Attributes other than the Additives, Products, EndoDNA Kits, and EndoDNA Reports (collectively, the “Buyer Brand Rights”). Manufacturer acknowledges and agrees that all rights, title and interest with respect to any Buyer Brand Rights or any other intellectual property that Buyer may in the future own by operation of law relating to the Buyer Brand Rights or any modifications or improvements thereof are hereby assigned and shall be assigned by Manufacturer to Buyer and that Manufacturer shall not acquire any ownership interest with respect to any Buyer Brand Rights or any other intellectual property pertaining Buyer Brand Rights through this Agreement or otherwise. Manufacturer shall fully cooperate with Buyer in Buyer’s efforts to maintain, expand and enforce Buyer’s rights with respect to the Buyer Brand Rights. Manufacturer will not on its behalf or on behalf of any other party, in any country or jurisdiction, register or attempt to register any Buyer Brand Rights. Manufacturer will not do or permit to be done or assist any third party in taking any action which will in any way impair Buyer’s ownership of and rights in and to the Buyer Brand Rights. Manufacturer will not contest or assist any other party in contesting the validity of Buyer’s ownership of the Buyer Brand Rights.

1.4 NON-DISCLOSURE FORM: Each Party shall sign a Non-Disclosure Form (per Attachment B) and agrees to abide by the conditions and terms specified in the Non-Disclosure From.

1.5 WEBSITE DESIGN: Manufacturer shall use best efforts to assist and coordinate with Buyer in preparing a user-friendly website to be used by Buyer’s customers to download and interact with EndoDNA Reports.  Manufacturer shall provide a back-end ecommerce web portal to process payment for the sale of the EndoDNA Kits to End Customers. Manufacturers ecommerce portal shall connect via API to Buyer’s website which lists for sale the Products and EndoDNA Kits (all of which shall bear the Buyer Brand Attributes). Manufacturer shall also generate and deliver to End Customers the EndoDNA Reports by integrating  Manufacturer’s web-based EndoDNA Report application with Buyer’s End Customer platform. Buyer shall be responsible for End Customer platform user experience (UX) and user interface design (UI), maintenance, hosting fees, and other IT management.

2. FORECASTS, ORDERS, MATERIALS, PROCUREMENT

2.1 FORECAST: Buyer will provide Manufacturer with a rolling forecast of three (3) months for the Products. These forecasts are non-binding on Buyer.

2.2 PURCHASE ORDERS:

(a)
Products: Buyer will issue Purchase Orders for the Products (“Purchase Orders”). Purchase Orders shall be accepted in writing by Manufacturer within three (3) business day of receipt. If Manufacturer wishes to reject any Purchase Order, Manufacturer must notify Buyer within three (3) business days of the receipt of that Purchase Order.

(b)	EndoDNA Kits and EndoDNA Reports: Orders for EndoDNA Kits shall be placed by End Customers through Buyer’s web portal and shall be processed by Manufacturer via Manufacturer’s ecommerce website.

2.3 TERMS AND CONDITIONS. The Parties agree that the terms and conditions contained in this Agreement shall prevail over any terms and conditions of any purchase order, acknowledgment form, invoice or any other instrument.

2.4 MATERIAL PROCUREMENT: Purchase orders issued by Buyer in conformance to this Agreement will constitute authorization for Manufacturer to procure, using standard purchasing practices, the components including long lead-time items and unique components, subassemblies, materials and supplies necessary for the manufacturing of the Product covered by such Purchase Orders. All Product must be produced by Manufacturer in full compliance with pre-approved instructions, specifications, procedures, per agreement. Furthermore, Manufacturer must ensure that all procurement materials are in conformance with the Specifications outlined in scope of work. Considering that the Manufacturer must ensure that all procurement materials are in conformance with the Specifications outlined in scope of work, the Manufacturer is expressly aware and undertakes to acquire from the Buyer the material specified by the Buyer and described on Attachment D. Notwithstanding the foregoing, Buyer shall bear all expenses related to labling and packaging.

3. SHIPMENTS, CANCELLATION

3.1 SHIPMENTS:

(a) PRODUCT: Manufacturer must deliver all Product to the designated shipping point on time. On time delivery by Manufacturer means delivering the Product to Buyer on the date specified by Buyer on the Buyer Purchase Order and accepted by Manufacturer.  In the event that Manufacturer changes the delivery date specified in Buyer Purchase Order, Buyer must first approve such changes before the changed delivery date becomes the on-time delivery date.
(b) ENDODNA KITS: Manufacturer shall dropship EndoDNA Kits to the End Consumer, directly from Manufacturer’s warehouse, in accordance with the shipping address provided to Manufacturer by the End Customer. End Customers shall receive access to the EndoDNA Reports with the purchase of the EndoDNA Kits.

3.2 PACKING: All Product and EndoDNA Kits delivered pursuant to the terms of this Agreement shall be properly, professionally packed and stamped with Buyer’s and Manufacturer’s trademarks, as agreed by Parties. Manufacturer will bear the cost of damages resulting from improper packaging or handling at the Manufacturer site.

3.3. CANCELLATION LIABILITY: In the event, Buyer cancels any Purchase Orders, or portions thereof, Buyer shall be fully responsible for all costs incurred by Manufacturer in reliance on the Buyer’s Purchase Order, unless Buyer cancels for reasons of a material breach of this Agreement by Manufacturer, wherein Parties will attempt to resolve any losses by mutual agreement prior to any judicial action.

4. CHANGE ORDERS (“CO”)

4.1 CHANGE ORDERS: Buyer may request, in writing, that Manufacturer incorporates changes into the Product.  Manufacturer will use best efforts to make the requested changes on all work in production and a “Proforma Invoice” stating the quantity and unit price of the CO rework cost for Buyer to issue the PO accordingly. If any CO will incur additional cost, Manufacturer will a  promptly as possible, submit to Buyer a written estimate that states the costs, time of implementation and the impact on the delivery schedule and pricing, in which case Manufacturer will also provide the “Proforma Invoice” to Buyer for issuing the PO.

4.2 UNAUTHORIZED CHANGES:  If Manufacture makes any change without an CO from Buyer then Buyer may reject the Product and Manufacturer will be liable for all costs and damages if the damages are caused by Manufacturer.

5. WARRANTY AND PRODUCT ACCEPTANCE

5.1 WARRANTY: Manufacturer warrants that the Product and EndoDNA Kits manufactured and sold by Manufacturer will be free from defects in material and workmanship and will substantially conform to the technical specifications described in Attachment A for a period of one (1) year.  Buyer shall have 14 days to notify Manufacturer of any defects relating to the Product and shall return the subject Product to Manufacturer.  Upon receipt, Manufacturer will replace the defective product free of charge.  Replaced Product will be shipped within 10 days.  Manufacturer reserves the right to inspect the defective Product on its return in order to determine the origin of the fault, and if the defect is found not to be covered by the warranty. This warranty replaces all other warranties whether implied or otherwise and excludes any damage caused by the Buyer or third Parties.

5.2 DISCLAIMER: Except for the warranty set forth in this Section 5, Manufacturer disclaims all warranties, whether express or implied, oral or written, with respect to the Product, the EndoDNA Kits, and the EndoDNA Reports, including without limitation, all implied warranties of merchantability or fitness for any particular purpose. Laws from time to time in force in certain jurisdictions may imply warranties that cannot be excluded or can only be excluded to a limited extent, and this Agreement shall be read and construed subject to any such statutory provisions. Buyer shall be responsible for any warranty it extends, either directly or indirectly, expressly or by operation of law, beyond the warranty expressly granted in this Section 5.  Manufacturer is not responsible for (i) damages caused by Buyer’ failure to perform Buyer’ responsibilities or (ii) damages due to deterioration during periods of storage by Buyer longer than those periods set forth in the Product documentation.

5.3 NO CONSEQUENTIAL DAMAGES:  IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, EVEN IF SUCH PARTY SHALL HAVE BEEN ADVISED OF THE POSSIBILITY OF THE SAME.

5.4 PRODUCT RECALL: Manufacturer will be responsible for all the expenses incurred in a Product recall resulting from any product that does not conform to the specifications.

6. INDEMNITIES

6.1 BY MANUFACTURER: Manufacturer shall indemnify, defend and hold Buyer harmless from and against any damages, claims, suits, actions, causes of action, demands, liabilities, losses, costs and expenses as a result of or arising from or out of:  (a) Manufacturer’s negligence; (b) any representations or warranties made by Manufacturer; or (c) any claim that the Product supplied hereunder infringe any patent or valid copyright of a third Party; provided that (i) Buyer shall have promptly provided Manufacturer written notice of such claim and reasonable cooperation, information and assistance in connection therewith and (ii) Manufacturer shall have sole control and authority with respect to the defense, settlement, or compromise thereof. Should any Product delivered hereunder become or, in Manufacturer's opinion be likely to become, the subject of such a claim under subsection (a), above, Manufacturer may, at its option, either procure for Buyer the right to continue purchasing and using such Product, or replace or modify such Product so that they become non-infringing. In the event neither of these options is practicable, Manufacturer may accept the return of the infringing or potentially infringing Product, in exchange for a refund of the purchase price therefor, amortized over a period of three (3) years. In any such event, Manufacturer may withhold further shipments of infringing or potentially infringing Product.

Manufacturer shall have no liability or obligation to Buyer hereunder with respect to any infringement or claim thereof based upon (i) compliance with designs, plans or specifications of Buyer, (ii) use of the Product by Buyer in combination with devices or products not purchased hereunder where the Product would not themselves be infringing, (iii) use of Product by Buyer in an application or environment for which such Product were not designed or contemplated as specified, (iv) modifications of the Product by anyone other than Manufacturer where such modifications directly are the cause of the infringement. The foregoing states the entire liability of Manufacturer with respect to infringement of intellectual property rights by the Product.

6.2  BY BUYER: Buyer shall indemnify, defend and hold Manufacturer harmless from and against any damages, claims, suits, actions, causes of action, demands, liabilities, losses, costs and expenses as a result of or arising from any third-party product liability claims, Buyer’s  negligence, any representations or warranties made by Buyer to customers or end users which (a) exceed the scope of the representations or warranties made by Manufacturer to Buyer or (b) contradict the documentation and/or information made available to Buyer by Manufacturer regarding specifications, performance and intended use of the Product, provided that (i) Manufacturer shall have promptly provided Buyer written notice thereof and reasonable cooperation, information and assistance in connection therewith, and (ii) Buyer shall have sole control and authority with respect to the defense, settlement or compromise thereof.

7. MISCELLANEOUS

7.1 CONFIDENTIALITY: The Parties have, or intent to, engage in into discussions, analysis and planning with respect to the entering into this Agreement and Parties may disclose certain Confidential Information to each other.  As used herein, the disclosing Party of Confidential Information is referred to as the “Discloser” and the receiving Party of the Confidential Information is referred to as the “Receiver.”  For the purposes of this Agreement, the term “Confidential Information” shall include: (a) financial, technical, commercial and other information concerning, among other things, any company business, technologies, strategies, financial position, operations, assets, financial information, financial data, research and development plans, methods and data, scientific and technical data, manufacturing and production data, business development, marketing and sales plans and data, and the identities of, discussions with and the course of dealing with any actual and prospective customers, contractors, vendors and other manufacturers; (b) intellectual property, inventions, ideas, research and development, patents, trademarks, trade secrets and copyrights, and applications therefor, technical information, computer programs, software, information technology systems, policies, procedures, methodologies, innovations, software tools, know-how, knowledge, designs, drawings, specifications, concepts, data, reports, processes, techniques and documentation; (c) all notes, analyses, compilations, forecasts, studies, interpretations, and other documents which contain, reflect or are based upon, in whole or in part, any information of the Discloser; and (d) any other information of the Discloser not available to the general public, whether written or oral, whether received by the Receiver prior to, on or after the Effective Date of this Agreement, that Receiver knows or has reason to know the Discloser would like to treat as Confidential for any purpose, such as maintaining a competitive advantage or avoiding undesirable publicity.  Failure to mark any Confidential Information as “Confidential” or “proprietary” shall not affect its status as Confidential Information under the terms of this Agreement.

(a) Receiver agrees to treat Confidential Information as Confidential to and as the property of Discloser and to use the same degree of care which it uses with respect to its own information of like nature which, in any case, will not be less than a reasonable standard of care, to prevent disclosure of the Confidential Information.  Receiver will not disclose any Confidential Information to any third Party at any time except to Recipient's directors, officers and employees who have a need to know for the purpose of carrying out the intention described above and such directors, officers and employees shall receive a copy of this Agreement and agree in writing to comply with its terms, such written agreement to be provided to Discloser at Discloser’s request.  Receiver shall be directly responsible to Discloser for any losses or damages suffered as a result of the breach of such obligations by Receiver and by Recipient's directors, officers and employees.

(b) Receiver will use Confidential Information only for the purposes of the Agreement discussions with Discloser.  For greater certainty, Receiver shall not use or modify Confidential Information as the basis for the design or creation of any other product, technology or information or use any of the Confidential Information to compete against Discloser or use the Confidential Information in any manner which might be detrimental to Discloser or allow any third Party to do any of the foregoing.  Receiver will not copy or reproduce Confidential Information except as reasonably required for the purposes contemplated in this Agreement and will ensure that any Confidential Information or other proprietary rights notices on the Confidential Information are reproduced on any and all such copies.  Confidential Information will be held in trust by Receiver for Discloser.

7.2 ENTIRE AGREEMENT: The terms and conditions herein contained constitute the entire agreement between the Parties and supersede all previous communications, whether oral or written, between the Parties hereto with respect to the subject matters hereof and no previous agreement or understanding varying or extending the same shall be binding upon either Party hereto.

7.3 AMENDMENTS: This Agreement may be amended only by written consent of both Parties.

7.4 INDEPENDENT CONTRACTOR: Neither Party shall, for any purpose, be deemed to be an agent of the other Party and the relationship between the Parties shall only be that of independent contractors. Neither Party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other Party, whether express or implied, or to bind the other Party in any respect whatsoever.

7.5 EXPENSES: Each Party shall bear their own expenses and taxes incurred in preparing and executing this Agreement.

7.6 FORCE MAJEURE: If the event that either Party is prevented from performing or is unable to perform any of its obligations under this Agreement (other than a payment obligation) due to any Act of God, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, material unavailability, or any other cause beyond the reasonable control of the Party invoking this section, and if such Party shall have used its commercially reasonable efforts to mitigate its effects, such Party shall give prompt written notice to the other Party, its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences. Regardless of the reason of the Force Majeure, if such Party is not able to perform within ninety (90) days after such event, the other Party may terminate the Agreement. Termination of this Agreement shall not affect the obligations of either Party that exist as of the date of termination.

7.7 GOVERNING LAW: This Agreement shall be governed by and construed under the laws of the State of California, excluding its choice of law principles. The Parties consent to the non-exclusive jurisdiction of the state and Federal courts in Los Angeles County, State of California.

7.8 ARBITRATION: In the event of any claim, demand, dispute, controversy, or causes of action, arising out of or relating to any performance required under this Agreement, or the interpretation, validity or enforceability of this Agreement, (each a "Claim”), the Parties hereto shall use their best efforts to settle the Claim.  To this effect, the Parties shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable resolution satisfactory to the Parties.  If the Claim cannot be settled through negotiation within a period of seven (7) days, the Parties agree to attempt in good faith to settle the Claim through mediation, administered by a mediator mutually agreeable to the Parties, before resorting to arbitration.  If the Parties do not reach such resolution, or an agreed upon mediator cannot be identified, within a period of thirty (30) days, then, upon notice by either Party to the other they shall commence arbitration.  All communications (oral and written) made in the course of negotiations regarding a Claim will be deemed “without prejudice” and will not be admissible into evidence in arbitration or any other legal proceeding unless the communication is in writing and is expressly identified as being made “with prejudice.”

(a) Any such arbitration proceedings will be accomplished in accordance with the following: (a) the arbitration proceeding will be conducted under the Commercial Arbitration Rules of the American Arbitration Association in effect at the time a demand for arbitration is made.  To the extent that there is any conflict between the rules of the American Arbitration Association and this arbitration clause, this clause will govern and determine the rights of the Parties; (b) the arbitration will take place in the State of California, United States of America, before a single arbitrator, selected mutually by the Parties to the arbitration within a 90 day period following demand for arbitration; (c) the decision of the arbitrator, including the determination of the amount of any damages suffered, will be exclusive, final, and binding on all Parties, their heirs, executors, administrators, successors, and; assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction; (d) each Party shall bear their own attorney fees and costs and the costs of the arbitrator to be shared equally by the Parties; (e) IN NO EVENT, WHETHER AS A RESULT OF BREACH OF CONTRACT, WARRANTY, OR TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, MACHINE LIABILITY, OR OTHERWISE, SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY DAMAGES OF ANY KIND WHETHER OR NOT EITHER PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

7.9 AMBIGUITIES: Each Party has participated fully in the negotiation and review of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not apply in interpreting this Agreement.

7.10 SEVERABILITY: If any provision or part hereof shall be held to be invalid or unenforceable for any reason, then the meaning of such provision or part hereof shall be construed so as to render it enforceable to the extent feasible. If no feasible interpretation would save such provision or part hereof, it shall be severed, but without in any way affecting the remainder of such provision or any other provision contained herein, all of which shall continue in full force and effect unless such severance effects such a material change as to render the Agreement unreasonable.

7.11 SAMPLES: Manufacturer must deliver Product samples on time. On time delivery means delivering the sample on the date agreed by both Parties.

8. RIGHT OF DILIGENCE ACTIVITIES BY THE PARTIES: For the signing of this Agreement, the Parties may reasonably request from each other documentation that is objectively necessary in order to ascertain the indicators of good management of the other Party, as well as the correct administration of their assets, which must be provided to the other Party within 05 (five) days counted of the formal requirement from one Party to the other. This time limit shall be extended by mutual written consent of all Parties.

9. TERM AND TERMINATION
9.1. This Agreement shall enter into force on the date of its signature by both Parties and shall remain valid for an undetermined period, without prejudice to the possibility of termination at any time without any formal justification, through a previous ninety (90) days written notification. Termination of this Agreement shall not affect the obligations of either Party that exist as of the date of termination.

9.2. Without prejudice to the possibility of termination set forth in "clauses 7.6. and 9.1." above, this Agreement may be terminated in the following cases, by means of a written notification to the other Party with immediate effect:

A)
In case of violation of the provisions of this Agreement  or violation of applicable law (including but not limited to North American Copyrights and Industrial Property Laws), which has not been remedied by the infringing Party within sixty (60) days of the other Party's notification of the violation.

B)	If either Party files a petition for bankruptcy or judicial or extrajudicial recovery.

C)
If either Party has committed an act that clearly caused damages on the other Party’s image or reputation, which has not been remedied by the infringing Party within sixty (60) days of the other Party's notification of the violation; and/or

D)
Violation of any legal or regulatory provisions or the filing of any judicial measure, or even the protest of securities that may, at the discretion of the innocent Party, cause itself to have negative or undesirable consequences on its image, reputation or property.

9.3. Should the Parties decide to terminate this Agreement, all the future products and technology jointly developed will be divided between both Parties and duly ruled in a separate Contract unless the Parties formally agree anything in contrary through written amendments of this Agreement.

10. ATTACHMENTS:

Attachment A	Specifications, Costs, Payment Procedure
Attachment B Attachment C Attachment D	Non-Disclosure Form Endo Formulation Pricing Components, materials and other supplies provided by the Buyer
[ SIGNATURE PAGE FOLLOWS ]

IN WITNESS WHEREOF, and intending to be legally bound, the Parties hereto have caused this Agreement to be executed by their duly authorized representative as of the Effective Date.

Greenfield Groves Inc. “Buyer” /s/Lindsay Giguiere ____________________________________ By: Lindsay Giguiere Its: CEO	Endocanna Health, Inc. “Manufacturer” /s/Len May ____________________________________ By: Len May Its: CEO

Attachment A
Specifications, Costs* and Payment Procedure

EndoDNA Kit and Report Translation fee - $30 USD

Lab Processing Fee - $75 USD

Raw Data Uploads (Third Party) - $25USD

Annual commitment for the initial four years:
1. First year: 100 Samples. Prepayment for 100 Reports and Lab Fees is required
2. Second year: 2500 Samples
3. Third year: 5000 Samples

*Additional development fees will be incurred for customization of MyDNA portal to align with a consistent brand experience to a select Brand within the Greenfield Groves grouping of Brands.
Co-branding features:
•         Unique licensing keys for Greenfield customers offers a customized experience unique to Greenfield.
•         Greenfield logo visible on the dashboard.
•         Customized article content in the dashboard.
•         Customized DNA report curation: Greenfield determines which reports are available to their customers.
•         Report upgrade options are available for additional reports.
•         Customized marketplace: only authorized Greenfield products are visible.
•         Greenfield can issue press releases and claim that they have developed a customized DNA report in partnership with Endocanna Health.

Budget to be determined on a per project basis.

Genetically Aligned Formulations – Blends @ $10,000 per liter and 5% licensing Complete Formulations – See Attachment C for Pricing and MOQ

Payment Procedure:

To be provided on Purchase Orders and Invoices

Process:
•
•
•	After deposit is received, die lines for the products are released.
•
•	Once all components are ordered, delivery estimates will give a tentative date for production.
•
•	Once products are produced, QC'd, 3rd party COA's released, a final payment is required to allow shipping to be arraigned by buyer.

Attachment B
Non-Disclosure Form

Attachment C
Endo Formulation Pricing

Attachment D
Components, materials and other supplies provided by the Buyer